Filed Pursuant to Rule 433

Registration No: 333-134553

Lehman Brothers Holdings Inc.

Federal Funds (Open) Floating Rate Notes due May 25, 2010

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1/A+/A+
Principal Amount:	$100,000,000.00
Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Issue Price:	100% of principal amount
Settlement Date:	May 25, 2007
Maturity Date:	May 25, 2010
Coupon:	Federal Funds (Open) Rate plus 0.22%
Interest Payment Dates:	Monthly on the 25th day of each month, commencing on June 25, 2007
Interest Reset Periods and	Daily on each Business Day, commencing on May 25, 2007,
Interest Reset Dates:

provided that (a) the Fed Funds (Open) Rate in effect for any day that is not a Business Day shall be the Fed Funds (Open) Rate in effect for the prior Business Day and (b) the Fed Funds (Open) Rate in effect on the second Business Day preceding an Interest Payment Date shall remain in effect for all days following such day prior to such Interest Payment Date

Interest Determination Dates:	Each Interest Reset Date
Day Count	Actual/360
Business Day Convention:	Modified Following, Adjusted
CUSIP:	52517P2L4
Denominations:	$1,000
Underwriters:	Lehman Brothers Inc. 98% (bookrunner)
Santander Investment Securities Inc. (1%)
La Salle Financial Services, Inc. (1%)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.